SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended January, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

15 January 2015

BP statement on Phase 2 decision in Gulf oil spill trial

Today the United States District Court for the Eastern District of Louisiana ruled on the issues raised in the Phase 2 trial of the Deepwater Horizon case: the quantification of oil spilled and BP's source control efforts following the accident. The Court found that 3.19 million barrels of oil were discharged into the Gulf of Mexico and therefore subject to a Clean Water Act (CWA) penalty. In addition, the Court found that BP was not grossly negligent in its source control efforts.

No penalty has yet been determined. The decisions in the Phase 1 and Phase 2 trials represent steps in the process of assessing a CWA penalty. The third phase of the CWA trial, currently scheduled to begin in the Court on Tuesday, 20 January, 2015, will address the penalty to be assessed.

During the penalty proceedings, the Court is required to consider the application of eight statutory factors, including the violator's efforts to minimize or mitigate the effects of the spill: the seriousness of the violation or violations; the nature, extent, and degree of success of any efforts of the violator to minimize or mitigate the effects of the discharge; the economic impact of the penalty on the violator; the economic benefit to the violator, if any, resulting from the violation; the degree of culpability involved; any other penalty for the same incident; any history of certain types of prior violations; and any other matters as justice may require. BP believes that considering all the statutory penalty factors together weighs in favor of a penalty at the lower end of the statutory range.

BP is continuing to review the Court's decision.

- ENDS -

BP press office: +44 20 7496 4076, bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16 January, 2015

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary